SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 30, 2002

MERANT plc
(Translation of Registrant's Name Into English)

Abbey View,Everard Close, St. Albans, Herts England
Al1 2PS (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


Form 20-F   X                            Form 40-F _____
-------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

Yes   X                              No  _____
-------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)
 SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES
1)	Name of company
MERANT plc


2) Name of shareholder having a major interest

UBS Asset Management Limited sub of UBS Asset
2)	Management Holding (No.2) Limited and Phillips
3)	& Drew Life Limited sub of UBS Asset Management
4)	Holding (No.2) Limited

3) Please state whether notification indicates that
5)	it is in respect of holding of the shareholder named
6)	in 2 above or in respect of a non-beneficial interest
7)	or in the case of an individual holder if it is a
holding of that person's spouse or children under the
8)	age of 18
Same as above


4) Name of the registered holder(s) and, if more than
9)	one holder, the
number of shares held by each of them
Phildrew Nominees Limited    A/C LF09        447,645
Phildrew Nominees Limited    A/C LF20      6,439,551

5) Number of shares/amount of stock acquired


6) Percentage of issued class


7) Number of shares/amount of stock disposed

716,798

8) Percentage of issued class

0.68%

9) Class of security

2p Ordinary

10) Date of transaction

27th August 2002

11) Date company informed

28th August 2002
12) Total holding following this notification

6,887,196

13) Total percentage holding of issued class following this notification

6.55%

14) Any additional information



15) Name of contact and telephone number for queries

Tejaswini Salvi
01727 813230

16) Name and signature of authorised company official responsible for making this notification
Tejaswini Salvi

Date of notification
28th August, 2002

END


SIGNATURES


   Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  August 30, 2002              By: /s/ Stephen Going

				--------------------------------------
                         		Stephen Going
		 		Vice President & General Counsel